UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

CNPJ (Corporate Taxpayer’s ID) #60.746.948/0001-12

NIRE (Corporate Registry ID) #35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

We invite the shareholders of this Company to meet at the Special and Annual Shareholders’ Meetings that will be cumulatively held on March 10, 2014, at 4 p.m., at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, to:

At the Special Shareholders’ Meeting:

1)       Examine the Board of Directors’ proposals to partially amend the bylaws, in the “caput” of Article 12, reducing from 7 to 3 the minimum number of members for the position of  Officer, adapting it to the current organizational structure of the Company.

At the Annual Shareholders’ Meeting:

2)       Acknowledge the Management Report, the Fiscal Council’s Opinion, the Independent Auditors’ Report, and the Summary of the Audit Committee’s Report, as well as examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2013.

3)       Resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

4)       Elect the Board of Directors’ members. It is necessary, pursuant to CVM Rules #165, of December 11, 1991, and #282, of June 26, 1998, at least 5% (five percent) of the voting capital so that shareholders can require the adoption of the multiple vote process.

5)       Elect the Fiscal Council’s members, pursuant to Article 161 of Law # 6,404, of 12.15.1976, and establish their respective compensation.

6)       Resolve on the Board of Directors’ proposals for the Management’s  compensation and the amount to support the Management’s Pension Plans.

Participation in the Meetings: pursuant to Article 126 of Law # 6,404, of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholders must observe that:

•          in addition to their identification document, they must also provide a certificate of ownership of the shares issued by the Company,  issued by the custodian financial institution;

•          for the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

Banco Bradesco S.A.

CNPJ (Corporate Taxpayer’s ID) 60.746.948/0001-12

NIRE (Corporate Registry ID) 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

•          in the event of impossibility to attend the Shareholders’ Meetings, shareholders may also be represented by an attorney-in-fact appointed not more than one year, provided that he is a shareholder, manager of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members;

•          before being forwarded to the Company, the powers of attorney drawn up in foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents;

•          in order to speed up the process and facilitate the works in the Shareholders’ Meetings, the certificate of ownership of the shares, the power of attorney and possible voting declaration may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br  and, alternatively, by fax (55 11) 3684-4630.

Documents Made Available to Shareholders: this Call Notice, the Proposals of the Board of Directors and of the Controlling Shareholders and other information required by the current legislation, as well as the Manual for the Participation in the Cumulative Special and Annual Shareholders’ Meetings of March 10, 2014, are available to shareholders in Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and are also available on the websites www.bradesco.com.br – Corporate Governance – Shareholders, BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br).

More clarifications may be obtained on the Investor Relations website -www.bradesco.com.br/ir – Corporate Governance, in the Bradesco’s Branches Network or via email governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 3, 2014

Lázaro de Mello Brandão

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.